FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2011

Commission File Number: 1-31452

KONAMI CORPORATION

(Translation of registrant’s name into English)

7-2, Akasaka 9-chome

Minato-ku, Tokyo 107-8323

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒             Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Information furnished in this form:

1.	Consolidated Financial Results for the Three Months Ended June 30, 2011 which was filed with the Tokyo Stock Exchange on August 4, 2011.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

KONAMI CORPORATION

Date: August 4, 2011	By:	/s/ Kimihiko Higashio
	Name:	Kimihiko Higashio
	Title:	Representative Director

Consolidated Financial Results

for the Three Months Ended June 30, 2011

(Prepared in Accordance with U.S. GAAP)

August 4, 2011

KONAMI CORPORATION

Address:	7-2, Akasaka 9-chome, Minato-ku, Tokyo, Japan
Stock code number, TSE:	9766
Ticker symbol, NYSE:	KNM
URL:	http://www.konami.co.jp/en/index.html
Shares listed:	Tokyo Stock Exchange, New York Stock Exchange, and London Stock Exchange
Representative:	Kagemasa Kozuki / Representative Director and Chairman of the Board, President
Contact:	Yasuyuki Yamaji / Corporate Officer, General Manager, Corporate Strategy (Phone: +81-3-5771-0222)
Beginning date of dividend payment:	—
Adoption of U.S. GAAP:	Yes

(Amounts are rounded to the nearest million)

1. Consolidated Financial Results for the Three Months Ended June 30, 2011

(1) Consolidated Results of Operations

	(Millions of Yen, except percentages and per share amounts)
	Net revenues	Operating income	Income before income taxes and equity in net income of affiliated companies	Net income attributable to KONAMI CORPORATION
Three months ended June 30, 2011	54,915	7,024	6,706	4,043
% change from previous period	3.3%	144.0%	173.5%	219.7%
Three months ended June 30, 2010	53,183	2,879	2,452	1,265
% change from previous period	(5.0)%	187.9%	171.2%	244.7%

Note:	Comprehensive income
	Three months ended June 30, 2011:	¥3,405 million
	Three months ended June 30, 2010:	¥(716) million

	Basic net income attributable to KONAMI CORPORATION per share (yen)	Diluted net income attributable to KONAMI CORPORATION per share (yen)
Three months ended June 30, 2011	29.30	29.30
Three months ended June 30, 2010	9.48	9.48

(2) Consolidated Financial Position

	(Millions of Yen, except percentages and per share amounts)
	Total assets	Total equity	KONAMI CORPORATION stockholders’ equity	KONAMI CORPORATION stockholders’ equity ratio
June 30, 2011	301,246	199,679	199,511	66.2%
March 31, 2011	313,891	198,407	193,914	61.8%

2. Cash Dividends

Record Date	Cash dividends per share (yen)
	First quarter end	Second quarter end	Third quarter end	Year end	Annual
Year ended March 31, 2011	—	16.00	—	16.00	32.00
Year ending March 31, 2012	—
Year ending March 31, 2012 -Forecast-		16.00	—	16.00	32.00

Note: Change in earnings forecasts for the fiscal year ending March 31, 2012 during the three months ended June 30, 2011: None

3. Consolidated Earnings Forecast for the Year Ending March 31, 2012

	(Millions of Yen, except percentages and per share data)
	Net revenues	Operating income	Net income before income taxes	Net income attributable to KONAMI CORPORATION	Net income attributable to KONAMI CORPORATION per share (yen)
Year ending March 31, 2012	258,000	26,000	24,000	14,000	100.99
% change from previous year	0.0%	25.1%	25.8%	8.2%

Note:	1.	Change in earnings forecasts for the fiscal year ending March 31, 2012 during the three months ended June 30, 2011: None
	2.	We do not disclose projected consolidated results for interim periods.

4. Other

(1) Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation): None

(2) Adoption of simplified methods in accounting principles for quarterly consolidated financial statements: None

(3) Changes in accounting principles, procedures and reporting policies:

1.	Changes accompanying amendment of accounting standard: None

2.	Other: None

(4) Number of shares issued (Common Stock)

1.	Number of shares issued: (Treasury stock included)
	Three months ended June 30, 2011	143,500,000 shares
	Year ended March 31, 2011	143,500,000 shares

2.	Number of Treasury Stock:
	Three months ended June 30, 2011	4,870,433 shares
	Year ended March 31, 2011	7,359,029 shares

3.	Average number of shares outstanding:
	Three months ended June 30, 2011	138,008,408 shares
	Three months ended June 30, 2010	133,460,547 shares

Information Regarding the Audit Review Procedures:

This report is outside the scope of the procedures for audit of consolidated financial statements as required under the Financial Instruments and Exchange Act of Japan. The aforementioned procedures have not been completed as of the time of disclosure of this document.

Cautionary Statement with Respect to Forward-Looking Statements and Other Matters:

Statements made in this document with respect to our current plans, estimates, strategies and beliefs, including the above forecasts, are forward-looking statements about our future performance. These statements are based on management’s assumptions and beliefs in light of information currently available to it and, therefore, you should not place undue reliance on them. A number of important factors could cause actual results to be materially different from and worse than those discussed in forward-looking statements. Such factors include, but are not limited to: (i) changes in economic conditions affecting our operations; (ii) fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro; (iii) our ability to continue to win acceptance of our products, which are offered in highly competitive markets characterized by the continuous introduction of new products, rapid developments in technology and subjective and changing consumer preferences; (iv) our ability to successfully expand internationally with a focus on our Digital Entertainment business and Gaming & Systems business; (v) our ability to successfully expand the scope of our business and broaden our customer base through our Health & Fitness business; (vi) regulatory developments and changes and our ability to respond and adapt to those changes; (vii) our expectations with regard to further acquisitions and the integration of any companies we may acquire; and (viii) the outcome of existing contingencies.

Please refer to pages 9, 10 and 11 for further information regarding our business forecasts.

The Company disclosed the supplemental data for the consolidated financial statements via the Company’s website on August 4, 2011.

1. Business Performance

1. Analysis of Business Performance

(1) Business Overview

A difficult business climate persisted in the environment surrounding the KONAMI CORPORATION and its subsidiaries (“KONAMI”) as uncertainty over the future due to factors such as the impact of the appreciation of the yen and deflation.

Efforts to stimulate demand are being carried out by various companies in the entertainment industry. They include the growth of social networking services (SNS), which is also creating new business opportunities for the video game industry. Meanwhile, the tourism market related to the gaming market, such as Las Vegas, where a severe business environment has persisted, is expected to bottom out. Major casino operators are still cautious about their investments; however, we will continue to focus on the market trends.

In the health and fitness industry, challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, revenue per member declined, price wars intensified and low monthly membership fees increasingly took hold.

Against this backdrop, in the Digital Entertainment segment of KONAMI, sales of social games, including DRAGON COLLECTION, SENGOKU COLLECTION, Professional Baseball Dream Nine increased steadily. As for the home video games, PROFESSIONAL BASEBALL SPIRITS 2011, the latest home video game title in the PROFESSIONAL BASEBALL SPIRITS series, is selling steadily. Products themed around soccer and baseball, KONAMI specialties, were also launched as the first titles in the new Digital Game Card series. The Digital Game Card is a new genre that combines the fun of trading cards and social games.

In our Gaming & Systems segment, sales of the Podium video slot machine and the Advantage 5 five-reel stepper machine series, etc. progressed steadily, centered on the North American market.

In our Pachinko & Pachinko Slot Machines segment, some impact of the Great East Japan Earthquake was seen in sales and production, including voluntary restraints by pachinko parlors on the replacement of pachinko and pachinko slot machines and a shortage of some parts. However, the launch of JANRYU OHKA and ONIHAMA GAIDEN HAYATO SHIPPU DEN progressed steadily.

In our Health & Fitness segment, we developed and introduced new services, in order to meet diversifying customers’ needs, utilizing IT, which is one of KONAMI’s strengths, in health management, exercise and nutritional guidance, and provided upgraded services to our customers whose health consciousness is on the rise. Separately, a portion of the directly-managed facilities that were closed due to the effects of the Great East Japan Earthquake are sequentially starting to reopen.

In terms of the consolidated results for the three months ended June 30, 2011, net revenues amounted to ¥54,915 million (a year-on-year increase of 3.3%), operating income was ¥7,024 million (a year-on-year increase of 144.0%), income before income taxes and equity in net income of affiliated companies was ¥6,706 million (a year-on-year increase of 173.5%), and net income attributable to KONAMI CORPORATION was ¥4,043 million (a year-on-year increase of 219.7%).

(2) Performance by Business Segment

Summary of net revenues by business segment:

	Millions of Yen, except percentages
	Three months ended June 30, 2010	Three months ended June 30, 2011	% change
Digital Entertainment	¥25,016	¥26,102	4.3
Gaming & Systems	4,346	5,098	17.3
Pachinko & Pachinko Slot Machines	2,665	3,722	39.7
Health & Fitness	21,428	20,258	(5.5)
Eliminations	(272)	(265)	(2.4)

Consolidated net revenues	¥53,183	¥54,915	3.3

Digital Entertainment

Computer & Video Games business: In social games, DRAGON COLLECTION, for which online distribution was launched on GREE in September 2010, saw membership top 3 million players. DRAGON COLLECTION has also remained the top-ranking GREE title for 37 straight weeks and the online distribution for smartphones began in June 2011. This rollout includes measures taken to capture further popularity of the game, such as enabling competitive and co-op multiplayer modes with those playing the feature phone version of the game and allowing for the transfer of game saves through data transfer when a user switches to a new handset model. SENGOKU COLLECTION, a warlord social game, also earned popularity with membership surpassing 1.5 million players after online distribution commenced on Mobage in December 2010. Furthermore, the rollout into the social gaming market is being strengthened. The number of registrations for the Nippon Professional Baseball (NPB)-sanctioned Professional Baseball Dream Nine, for which distribution on the GREE platform commenced in April 2011, surpassed 1 million users. In overall game ranking, the game maintained 2nd place for 11 consecutive weeks, following DRAGON COLLECTION in first place.

In video game software, PROFESSIONAL BASEBALL SPIRITS 2011, which realistically portrays professional baseball, was launched in time with the start of the professional baseball season in Japan. Meanwhile, the Winning Eleven (known in the US and Europe as Pro Evolution Soccer) series continued to uphold strong repeat sales, with the accumulated number sold worldwide now exceeding 70 million units.

Amusement business: In amusement arcade video games, MAH-JONG FIGHT CLUB ultimate version has operated steadily. This title has adopted e-AMUSEMENT Participation in which operators and KONAMI share game playing the revenue. As a new business model for game units at amusement facilities, this system provides continuous new content distribution according to user demand and operational status. Services for the e-AMUSEMENT GATE community site, which makes arcade games even more fun by including SNS functionality, were also launched in April, 2011 with QUIZ MAGIC ACADEMY 8. The e-AMUSEMENT GATE service can be accessed from all online platforms, including feature phones, smartphones and PCs. The service includes the viewing of game play and ranking data in addition to the exchange of game tips and comments on the game through private messages and group bulletin boards. In other games, the repeat sales, etc. of AnimaLotta, a medal game in which drawings are made using balls, progressed strongly.

Card Games business: In card games, the first titles of the Digital Game Card series, a new product that combines the fun of trading cards and social games, were released in June, 2011. The J. League licensed FOOTBALL ALLSTAR’S, and Nippon Professional Baseball (NPB)-sanctioned BASEBALL ALLSTAR’S have both taken off smoothly. Yu-Gi-Oh! Trading Card Game series continuously sold also well.

Furthermore, the cumulative number of cards sold for the YU-GI-OH! Card Game series, on the market since 1999, surpassed 25.17 billion as of the end of March 2011. Already officially recognized by Guinness World Records as the best-selling trading card game in the world, this recent milestone broke the game’s own record. Meanwhile in April 2011, KONAMI CARD GAME STATION opened in Tokyo Midtown, where various tournaments, sales events, etc. are being held. Opportunities that enable visitors to experience the fun of card games are also being provided, such as through the holding of card game classes.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2011 in this segment amounted to ¥26,102 million (a year-on-year increase of 4.3%).

Gaming & Systems

In the North American market, the Podium video slot machine, which has become a standard item, and the Advantage 5 five-reel stepper machine series continued to enjoy favorable sales. Sales through participation agreements (in which profits are shared with casino operators) increased and are steadily expanding market share. In the Australian market, sales of the Podium also progressed favorably. Full-scale marketing is also in progress in Europe, Central and South America, Asia and Africa, in order to build a distributor network for the market.

In addition, the Podium loaded with new content was exhibited at various tradeshows around the world to rave reviews. Other exhibits included Advantage Revolution, which is popular for its entertaining effects, Advantage 5, KP3—a software-controlled next generation platform capable of real-time, high-resolution 3D graphics and the Konami Casino Management System. The exhibits enjoyed favorable reviews for their rich lineup and high-quality content.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2011 in this segment amounted to ¥5,098 million (a year-on-year increase of 17.3%).

Pachinko & Pachinko Slot Machines

Some impact of the Great East Japan Earthquake was seen in sales and production, such as voluntary restraints by pachinko parlors in the replacement of pachinko and pachinko slot machines and a shortage of some parts. However, pachinko slot machines, including JANRYU OHKA and ONIHAMA GAIDEN HAYATO SHIPPU DEN—the latter a title planned and produced by TAKASAGO ELECTRIC INDUSTRY CO., LTD., which joined the Konami Group during the previous fiscal year—were launched, with sales progressing steadily.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2011 in this segment amounted to ¥3,722 million (a year-on-year increase of 39.7%).

Health & Fitness

Operation of fitness clubs: Challenging business conditions persisted in the fitness club industry as consumer spending remained under pressure due to uncertainty over the future economic climate, revenue per member declined, price wars intensified and low monthly membership fees increasingly took hold. On the other hand, there were signs of gradual recovery from these conditions due to elderly care prevention receiving increased attention with a focus on a health-conscious, aging society.

Against this backdrop, KONAMI opened Konami Sports Club Izumifuchu (Izumi City, Osaka Prefecture) in April 2011. In a community anticipated to become a new social hot spot for the city’s residents, KONAMI offers an extensive activities program addressing the goals and needs of many different age groups. Konami Sports Club Golf Academy opened with a new comprehensive golf instruction program. For children, a variety of activities are being made available, including swimming, gymnastics, golf, junior funk (dance lessons), karate and aikido. Furthermore, in May 2011, Konami Sports Club GRANCISE Osaka (Osaka City, Osaka Prefecture) opened. Blessed with a prime location directly linked to JR Osaka Station, western Japan’s largest rail terminal, GRANCISE Osaka is fully equipped with a fitness studio, machine training gym, hot springs bath, and physical therapy parlor. GRANCISE Osaka provides a higher grade of premium services so that members enjoy luxuriant moments in the heart of the bustling city.

Operation of sports facilities outsourced to us: In the management of facilities outsourced to KONAMI, new facilities began operations: Yokohama International Swimming Pool (Yokohama City, Kanagawa Prefecture), Kosai City Sports Complex (Kosai City, Shizuoka Prefecture), Itoigawa City Kenko Zukuri Center (Itoigawa City, Niigata Prefecture) and Miyazaki City Ishizaki no Mori Kangei (Whale-come) Kan (Miyazaki City, Miyazaki Prefecture). We are using the know-how and accomplishments in operations and guidance nurtured up to now and are working to help promote the health of people in regional communities through the operation of public facilities in each area.

In health-related products, existing products have been renewed on the basis of customer opinions into those that are even more attractive. We launched Collagen Cristal Rich, a luxury collagen drink mixed with 15 ingredients, and BIOMETRICS WATER AZUMINO, which is crystal clear mineral water from Azumino.

Separately, a portion of the directly-managed facilities that were closed due to the effects of the Great East Japan Earthquake are gradually starting to reopen.

In terms of financial performance, consolidated net revenues for the three months ended June 30, 2011 in this segment amounted to ¥20,258 million (a year-on-year decrease of 5.5%).

2. Consolidated Financial Position

(1) Total Assets, Total Liabilities and Total KONAMI CORPORATION Stockholders’ Equity

Total Assets:

Total assets amounted to ¥301,246 million as of June 30, 2011, decreasing by ¥12,645 million compared with March 31, 2011. This decrease mainly resulted from decreases in cash and accounts receivable while there was an increase in inventories.

Total Liabilities:

Total liabilities amounted to ¥101,567 million as of June 30, 2011, decreasing by ¥13,917 million compared with March 31, 2011. This decrease primarily resulted from decreases in accounts payable and accrued income taxes.

Total KONAMI CORPORATION Stockholders’ Equity:

Total KONAMI CORPORATION stockholders’ equity amounted to ¥199,511 million as of June 30, 2011, increasing by ¥5,597 million compared with March 31, 2011. This mainly resulted from a recognition of its net income and a decrease in treasury stock due to the execution of the share exchange agreements with HUDSON SOFT CO., LTD. (“HUDSON”), a consolidated subsidiary, which the Company made a wholly owned subsidiary. KONAMI CORPORATION stockholders’ equity ratio was 66.2%, increasing by 4.4% compared with March 31, 2011.

(2) Cash Flows

Cash flow summary for the three months ended June 30, 2011:

	Millions of Yen
	Three months ended June 30, 2010	Three months ended June 30, 2011	Change
Net cash provided by (used in) operating activities	¥3,550	¥(946)	¥(4,496)
Net cash used in investing activities	(1,635)	(1,495)	140
Net cash used in financing activities	(4,321)	(3,290)	1,031
Effect of exchange rate changes on cash and cash equivalents	(949)	(255)	694
Net decrease in cash and cash equivalents	(3,355)	(5,986)	(2,631)

Cash and cash equivalents, end of the period	¥47,385	¥53,555	¥6,170

Cash and cash equivalents (hereafter, referred to as “Net cash”), as of June 30, 2011, amounted to ¥53,555 million, an decrease of ¥5,986 million compared to the year ended March 31, 2011, and a year-on-year increase of 13.0%.

Cash flow summary for each activity for the three months ended June 30, 2011 is as follows:

Cash flows from operating activities:

Net cash used in operating activities amounted to ¥946 million for the three months ended June 30, 2011, (provided by ¥3,550 million for the three months ended June 30, 2010). This primarily resulted from decreases in proceeds from sales receivables and accounts payable and an increase in the amount of interim income tax paid, while net income increased compared to that for the three months ended June 30, 2010.

Cash flows from investing activities:

Net cash used in investing activities amounted to ¥1,495 million for the three months ended June 30, 2011, a year-on-year decrease of 8.6%. This decrease mainly resulted from a decrease in capital expenditures for property and equipment.

Cash flows from financing activities:

Net cash used in financing activities amounted to ¥3,290 million for the three months ended June 30, 2011, a year-on-year decrease of 23.9%. This primarily resulted from a decrease in dividend payments.

3. Outlook for the Fiscal Year Ending March 31, 2012

Digital Entertainment

The handheld game console PS VITA and stationary console Wii U were unveiled as new models at the Electric Entertainment Expo 2011 (E3 2011), which was held in June 2011, in Los Angeles. The types and numbers of devices on which games can be played are on the increase, as the popularity of smartphones and tablet PCs continues to accelerate around the world.

Amidst such a backdrop, our belief is that we can increase the number of “outlets” for KONAMI game content through the appearance of new devices by developing our business around the content. We will propose ways of playing games that match the characteristics of each device.

In social games, we are further focusing our managerial resources on the development of content that will become major hits, following in the footsteps of DRAGON COLLECTION, SENGOKU COLLECTION and Professional Baseball Dream Nine. We will leverage the production and operational know-how as well as rich content that we have nurtured up to now to promote the expansion of our lineup.

In video game software, we will continue to focus on the global rollout of our games. We are scheduled to release Pro Evolution Soccer 2012 (Winning Eleven 2012), with further improved graphics and operability, as well as NeverDead, currently in development in collaboration with UK-based Rebellion, and SILENT HILL Downpour, the latest title in the SILENT HILL series for which the second live-action film adaptation is already officially in the works.

In amusement arcade equipment, KONAMI intends to work to revitalize the amusement arcade industry by providing entertainment that can only be enjoyed at an amusement facility through “interpersonal communication” using the e-AMUSEMENT system. KONAMI will propose innovative services that will drive the industry. This will include the promotion of the sequential increase of models that are compatible with the e-AMUSEMENT GATE community site services launched in April 2011, the PASELI e-money service and e-AMUSEMENT Participation, which had been launched, as well as the enhancement and expansion of services.

In card games, we will continue the global development of the YU-GI-OH! Card Game series. Additionally, we plan to sequentially release new product lineups after this summer, including in the Digital Game Card series.

Gaming & Systems

In slot machine marketing, we will continue to implement the aggressive marketing of the Podium video slot machine, which is enjoying popularity, and the Advantage 5 five-reel stepper machine series. Efforts will also be focused on KP3, a software-controlled next generation platform capable of real-time, high-resolution 3D graphics. Furthermore, we intend to stabilize our operational results in this segment by increasing the amount of steady, periodical income through expansion of participation agreement (profit sharing with operators) sales and seek to improve our sales in the European, Central and South American, Asian and African markets.

The Konami Casino Management System continues to be adopted in the North American and Australian markets, particularly by major operators. In the future, we intend to aggressively market the system in other areas, develop new functions, and reinforce the system’s strength as a product.

KONAMI intends to further reinforce collaboration between its three bases—the United States, Australia and Japan—and promote the efficiency of our operations and reinforce our production and sales. Furthermore, we intend to develop new products that respond to changes in society and meet demands and enhance the added-value of existing products. We will continue to use KONAMI’s strengths in the domain of entertainment as the foundation for proposing new products that will bring even greater enjoyment to our customers.

Pachinko & Pachinko Slot Machines

KONAMI will continue to focus on the sale of pachinko slot machines that leverage KONAMI content, including the release of MAGICAL HALLOWEEN 3, the latest in the popular series. We will also continue to work towards the further upgrading and expansion of the product lineup and strengthening of the sales framework.

Health & Fitness

KONAMI strives to accurately grasp diversifying customer needs and aim to enhance the added-value of Konami Sports Clubs by proposing new lifestyles. We plan to promote our health and fitness business by leveraging our strengths in the operation of more than 300 of Japan’s largest-scale sports clubs, expanding our products and services and by creating synergy through the enrichment of the programs offered at the facilities, the computerization of health management and the upgrading and the expansion of our product lineup and other efforts.

Market conditions are expected to remain harsh for the health and fitness segment. However, we believe that opportunities for the operation of fitness clubs and the development and marketing of health and fitness equipment will continue to increase with heightened social awareness of promoting good health, against the backdrop of an aging society and government measures taken against lifestyle diseases.

Under such circumstances, we intend to continue to roll out new facilities and offer extensive programs, products and services that meet regional characteristics and customer needs and respond to changes in the business environment and aim to expand and enrich services, both within and outside our facilities, to support the maintenance and promotion of good health.

Meanwhile, in the facilities, KONAMI will promote power-saving measures in an effort to suppress electrical power consumption at each facility, such as through the adjustment of operating hours and changes in the ways that the facilities are operated.

Projected consolidated results for the fiscal year ending March 31, 2012 are as follows: net revenue of ¥258,000 million; operating income of ¥26,000 million; income before income taxes and equity in net income of affiliated companies of ¥24,000 million; and net income attributable to KONAMI CORPORATION of ¥14,000 million. Thus, there is no change from the forecast figures released in the “Consolidated financial results for the year ended March 31, 2011” dated May 12, 2011.

KONAMI, as a business affected by “hit” products, requires flexibility in how its products are released and is subject to fluctuations in sales throughout the course of the fiscal year. For this reason, projected consolidated results for the half year are not disclosed.

We will continue to make efforts to disclose quarterly financial results.

Special Note:

This document contains “forward-looking statements,” or statements related to future events that are based on management’s assumptions and beliefs in light of information currently available. These statements are subject to various risks and uncertainties.

When relying on forward-looking statements to make investments, you should not place undue reliance on such forward-looking statements. Actual results may be affected by a number of important factors and materially different from those discussed in forward-looking statements. Such factors include, but are not limited to, changes in economic conditions affecting our operations, and market trends and fluctuations in currency exchange rates, particularly with respect to the value of the Japanese yen, the U.S. dollar and the Euro.

2. Other

1. Changes in significant consolidated subsidiaries during the period (status changes of subsidiaries due to changes in the scope of consolidation):

None

2. Adoption of simplified methods in accounting principles for quarterly consolidated financial statements:

None

3. Changes in accounting principles, procedures and reporting policies:

None

3. Consolidated Financial Statements

1. Consolidated Balance Sheets (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2010		June 30, 2011		March 31, 2011		June 30, 2011
		%		%		%
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	¥47,385		¥53,555		¥59,541		$663,384
Trade notes and accounts receivable, net of allowance for doubtful accounts of ¥621 million, ¥232 million ($2,874 thousand) and ¥275 million at June 30, 2010, June 30, 2011, and March 31, 2011, respectively	17,523		22,605		28,564		280,007
Inventories	26,410		28,596		25,479		354,218
Deferred income taxes, net	20,152		21,054		23,239		260,795
Prepaid expenses and other current assets	12,341		13,223		12,111		163,793

Total current assets	123,811	43.3	139,033	46.2	148,934	47.4	1,722,197
PROPERTY AND EQUIPMENT, net	61,684	21.6	58,823	19.5	59,508	19.0	728,639
INVESTMENTS AND OTHER ASSETS:
Investments in marketable securities	210		125		140		1,548
Investments in affiliate	2,079		2,060		2,131		25,517
Identifiable intangible assets	35,166		41,494		41,565		513,985
Goodwill	21,877		21,868		21,880		270,878
Lease deposits	27,485		27,332		27,360		338,561
Deferred income taxes, net	3,640		1,056		2,934		13,081
Other assets	9,895		9,455		9,439		117,119

Total investments and other assets	100,352	35.1	103,390	34.3	105,449	33.6	1,280,689

TOTAL ASSETS	¥285,847	100.0	¥301,246	100.0	¥313,891	100.0	$3,731,525

	Millions of Yen						Thousands of U.S. Dollars
	June 30, 2010		June 30, 2011		March 31, 2011		June 30, 2011
		%		%		%
LIABILITIES
CURRENT LIABILITIES:
Short-term borrowings	—		¥3,400		¥4,000		$42,116
Current portion of long-term debt	—		5,000		5,000		61,935
Capital lease obligations	¥2,099		2,239		1,783		27,734
Trade notes and accounts payable	15,997		13,174		19,003		163,186
Accrued income taxes	581		1,800		6,121		22,297
Accrued expenses	13,345		15,204		16,747		188,331
Deferred revenue	6,159		5,825		4,804		72,154
Other current liabilities	7,438		5,451		5,697		67,521

Total current liabilities	45,619	16.0	52,093	17.3	63,155	20.1	645,274
LONG-TERM LIABILITIES:
Long-term debt, less current portion	15,000		10,000		10,000		123,870
Capital lease obligations	24,693		24,554		25,516		304,149
Accrued pension and severance costs	2,851		2,770		2,932		34,312
Deferred income taxes, net	4,101		3,186		5,503		39,465
Other long-term liabilities	8,594		8,964		8,378		111,037

Total long-term liabilities	55,239	19.3	49,474	16.4	52,329	16.7	612,833

TOTAL LIABILITIES	100,858	35.3	101,567	33.7	115,484	36.8	1,258,107

COMMITMENTS AND CONTINGENCIES

EQUITY
KONAMI CORPORATION stockholders’ equity:
Common stock, no par value- Authorized 450,000,000 shares; issued 143,500,000 shares at June 30, 2010, June 30, 2011 and March 31, 2011	47,399	16.6	47,399	15.7	47,399	15.1	587,130
Additional paid-in capital	77,089	27.0	74,175	24.6	75,490	24.0	918,803
Legal reserve	284	0.1	284	0.1	284	0.1	3,518
Retained earnings	80,716	28.2	92,062	30.6	90,250	28.8	1,140,369
Accumulated other comprehensive income (loss)	(2,156)	(0.8)	(3,185)	(1.1)	(2,547)	(0.8)	(39,452)
Treasury stock, at cost- 10,039,513 shares, 4,870,433 shares and 7,359,029 shares at June 30, 2010, June 30, 2011 and March 31, 2011, respectively	(23,188)	(8.1)	(11,224)	(3.7)	(16,962)	(5.4)	(139,031)

Total KONAMI CORPORATION stockholders’ equity	180,144	63.0	199,511	66.2	193,914	61.8	2,471,337

Noncontrolling interest	4,845	1.7	168	0.1	4,493	1.4	2,081

TOTAL EQUITY	184,989	64.7	199,679	66.3	198,407	63.2	2,473,418

TOTAL LIABILITIES AND EQUITY	¥285,847	100.0	¥301,246	100.0	¥313,891	100.0	$3,731,525

2. Consolidated Statements of Income (Unaudited)

	Millions of Yen						Thousands of U.S. Dollars
	Three months ended June 30, 2010		Three months ended June 30, 2011		Year ended March 31, 2011		Three months ended June 30, 2011
		%		%		%
NET REVENUES:
Product sales revenue	¥33,891		¥36,624		¥180,582		$453,660
Service revenue	19,292		18,291		77,406		226,570

Total net revenues	53,183	100.0	54,915	100.0	257,988	100.0	680,230

COSTS AND EXPENSES:
Costs of products sold	20,389		19,004		113,699		235,402
Costs of services rendered	18,941		17,777		75,333		220,203
Selling, general and administrative	10,974		10,829		46,253		134,138
Earthquake and related impairment charges	—		281		4,455		3,481
Gain on bargain purchase	—		—		(2,543)		—

Total costs and expenses	50,304	94.6	47,891	87.2	237,197	91.9	593,224

Operating income	2,879	5.4	7,024	12.8	20,791	8.1	87,006

OTHER INCOME (EXPENSES):
Interest income	78		40		268		495
Interest expense	(390)		(358)		(1,541)		(4,434)
Foreign currency exchange gain (loss), net	(111)		4		(342)		50
Other, net	(4)		(4)		(94)		(50)

Other income (expenses), net	(427)	(0.8)	(318)	(0.6)	(1,709)	(0.7)	(3,939)

INCOME BEFORE INCOME TAXES AND EQUITY IN NET INCOME OF AFFILIATED COMPANIES	2,452	4.6	6,706	12.2	19,082	7.4	83,067
INCOME TAXES	1,115	2.1	2,621	4.8	6,401	2.5	32,466
EQUITY IN NET INCOME (LOSS) OF AFFILIATED COMPANIES	13	0.0	(11)	(0.0)	41	0.0	(136)

NET INCOME	1,350	2.5	4,074	7.4	12,722	4.9	50,465
NET INCOME (LOSS) ATTRIBUTABLE TO THE NONCONTROLLING INTEREST	85	0.1	31	0.0	(212)	(0.1)	384

NET INCOME ATTRIBUTABLE TO KONAMI CORPORATION	¥1,265	2.4	¥4,043	7.4	¥12,934	5.0	$50,081

PER SHARE DATA:	Yen						U.S. Dollar
	Three months ended June 30, 2010		Three months ended June 30, 2011		Year ended March 31, 2011		Three months ended June 30, 2011
Basic net income attributable to KONAMI CORPORATION per share	¥9.48		¥29.30		¥96.48		$0.36
Diluted net income attributable to KONAMI CORPORATION per share	9.48		29.30		96.48		0.36

Weighted-average common shares outstanding	133,460,547		138,008,408		134,065,450
Diluted weighted-average common shares outstanding	133,460,547		138,008,408		134,065,450

3. Consolidated Statements of Cash Flows (Unaudited)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2010	Three months ended June 30, 2011	Year ended March 31, 2011	Three months ended June 30, 2011
Cash flows from operating activities:
Net income	¥1,350	¥4,074	¥12,722	$50,465
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	3,146	2,382	12,388	29,506
Provision for doubtful receivables	(90)	(42)	(192)	(520)
Earthquake and related impairment charges	—	281	4,455	3,481
Gain on bargain purchase	—	—	(2,543)	—
Gain or loss on sale or disposal of property and equipment, net	11	62	271	768
Equity in net loss (income) of affiliated companies	(13)	11	(41)	136
Deferred income taxes	372	1,670	(918)	20,686
Change in assets and liabilities, net of business acquired:
Decrease (increase) in trade notes and accounts receivable	11,872	5,804	2,385	71,894
Decrease (increase) in inventories	(3,729)	(3,254)	(2,632)	(40,307)
Decrease (increase) in other receivables	(122)	382	20	4,732
Decrease (increase) in prepaid expenses	(1,341)	(118)	101	(1,462)
Increase (decrease) in trade notes and accounts payable	168	(5,721)	2,357	(70,866)
Increase (decrease) in accrued income taxes, net of tax refunds	(5,043)	(5,967)	576	(73,913)
Increase (decrease) in accrued expenses	(3,677)	(1,785)	(425)	(22,111)
Increase (decrease) in deferred revenue	158	1,066	(1,157)	13,204
Increase (decrease) in advance received	17	(179)	(185)	(2,217)
Increase (decrease) in deposits	(98)	(58)	(117)	(719)
Other, net	569	446	(460)	5,525

Net cash provided by (used in) operating activities	3,550	(946)	26,605	(11,718)

	Millions of Yen			Thousands of U.S. Dollars
	Three months ended June 30, 2010	Three months ended June 30, 2011	Year ended March 31, 2011	Three months ended June 30, 2011
Cash flows from investing activities:
Capital expenditures	(1,699)	(1,572)	(10,554)	(19,472)
Proceeds from sales of property and equipment	5	4	8	49
Acquisition of new subsidiaries	—	—	679	—
Decrease (increase) in lease deposits, net	55	63	497	780
Decrease (increase) in term deposits, net	—	—	(1,412)	—
Other, net	4	10	9	124

Net cash used in investing activities	(1,635)	(1,495)	(10,773)	(18,519)
Cash flows from financing activities:
Increase (decrease) in short-term borrowings, net	—	(600)	680	(7,432)
Repayments of long-term debt	(204)	—	(278)	—
Principal payments under capital lease obligations	(707)	(579)	(2,678)	(7,172)
Dividends paid	(3,409)	(2,106)	(5,785)	(26,087)
Purchases of treasury stock by parent company	(1)	(6)	(101)	(74)
Proceeds from sale-leaseback transaction	—	—	1,975	—
Other, net	0	1	5	12

Net cash used in financing activities	(4,321)	(3,290)	(6,182)	(40,753)
Effect of exchange rate changes on cash and cash equivalents	(949)	(255)	(849)	(3,158)
Net increase (decrease) in cash and cash equivalents	(3,355)	(5,986)	8,801	(74,148)
Cash and cash equivalents, beginning of the period	50,740	59,541	50,740	737,532

Cash and cash equivalents, end of the period	¥47,385	¥53,555	¥59,541	$663,384

4. Going concern assumption:

None

5. Significant changes in the stockholders’ equity:

In accordance with a share exchange agreement between the Company and HUDSON, a consolidated subsidiary of the Company, the Company executed the share exchange agreement on April 1, 2011 and made HUDSON a wholly owned subsidiary of the Company. Under the terms of the agreement, the difference between the fair value of the Company’s common stock for the allocation of shares for HUDSON’s shareholders and the carrying amount of the remaining non-controlling interest in HUDSON was recognized in KONAMI’s additional paid-in capital of the consolidated balance sheets, and it increased the amount of the stockholders’ equity of ¥4,356 million and decreased the same amount of the non-controlling interest.

6. Segment Information (Unaudited)

(1) Segment information

Three months ended June 30, 2010	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥24,854	¥4,346	¥2,664	¥21,319	—	¥53,183
Intersegment	162	—	1	109	¥(272)	—

Total	25,016	4,346	2,665	21,428	(272)	53,183
Operating expenses	22,669	3,195	1,717	21,279	1,444	50,304

Operating income (loss)	¥2,347	¥1,151	¥948	¥149	¥(1,716)	¥2,879

Three months ended June 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥25,940	¥5,098	¥3,722	¥20,155	—	¥54,915
Intersegment	162	—	0	103	¥(265)	—

Total	26,102	5,098	3,722	20,258	(265)	54,915
Operating expenses	20,043	3,863	2,987	19,975	1,023	47,891

Operating income (loss)	¥6,059	¥1,235	¥735	¥283	¥(1,288)	¥7,024

Year ended March 31, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥132,474	¥21,868	¥17,985	¥85,661	—	¥257,988
Intersegment	650	—	2	250	¥(902)	—

Total	133,124	21,868	17,987	85,911	(902)	257,988
Operating expenses	116,099	15,420	11,788	88,456	5,434	237,197

Operating income (loss)	¥17,025	¥6,448	¥6,199	¥(2,545)	¥(6,336)	¥20,791

Three months ended June 30, 2011	Digital Entertainment	Gaming & Systems	Pachinko & Pachinko Slot Machines	Health & Fitness	Corporate and Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$321,318	$63,149	$46,104	$249,659	—	$680,230
Intersegment	2,007	—	—	1,276	$(3,283)	—

Total	323,325	63,149	46,104	250,935	(3,283)	680,230
Operating expenses	248,272	47,851	37,000	247,429	12,672	593,224

Operating income (loss)	$75,053	$15,298	$9,104	$3,506	$(15,955)	$87,006

Notes:	1.	Primary businesses of each segment are as follows:

		Digital Entertainment Segment:	Production, manufacture and sale of digital content and related products including Social games, Online games, Computer & Video Games, Amusement and Card Games.

		Gaming & Systems Segment:	Development, manufacture, sale and service of gaming machines and the Casino Management System for overseas markets.

		Pachinko & Pachinko Slot Machines Segment:	Production, manufacture and sale of pachinko slot machines and LCDs units for pachinko machines.

		Health & Fitness Segment:	Operation of health and fitness clubs, and production, manufacture and sale of health and fitness related goods.

	2.	“Corporate” primarily consists of administrative expenses of the Company.

	3.	“Eliminations” primarily consists of eliminations of intercompany sales and of intercompany profits on inventories.

(2) Geographic information

Three months ended June 30, 2010	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥42,899	¥6,339	¥2,226	¥1,719	¥53,183	—	¥53,183
Intersegment	2,345	325	16	154	2,840	¥(2,840)	—

Total	45,244	6,664	2,242	1,873	56,023	(2,840)	53,183
Operating expenses	43,604	5,739	2,322	1,555	53,220	(2,916)	50,304

Operating income (loss)	¥1,640	¥925	¥(80)	¥318	¥2,803	¥76	¥2,879

Three months ended June 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥44,640	¥6,737	¥1,926	¥1,612	¥54,915	—	¥54,915
Intersegment	1,913	279	25	83	2,300	¥(2,300)	—

Total	46,553	7,016	1,951	1,695	57,215	(2,300)	54,915
Operating expenses	40,997	5,814	1,903	1,559	50,273	(2,382)	47,891

Operating income (loss)	¥5,556	¥1,202	¥48	¥136	¥6,942	¥82	¥7,024

Year ended March 31, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Millions of Yen)
Net revenue:
Customers	¥194,431	¥36,870	¥19,525	¥7,162	¥257,988	—	¥257,988
Intersegment	17,368	1,837	1,661	710	21,576	¥(21,576)	—

Total	211,799	38,707	21,186	7,872	279,564	(21,576)	257,988
Operating expenses	201,244	32,144	18,670	6,687	258,745	(21,548)	237,197

Operating income (loss)	¥10,555	¥6,563	¥2,516	¥1,185	¥20,819	¥(28)	¥20,791

Three months ended June 30, 2011	Japan	United States	Europe	Asia/ Oceania	Total	Eliminations	Consolidated
	(Thousands of U.S. Dollars)
Net revenue:
Customers	$552,954	$83,451	$23,857	$19,968	$680,230	—	$680,230
Intersegment	23,696	3,456	310	1,028	28,490	$(28,490)	—

Total	576,650	86,907	24,167	20,996	708,720	(28,490)	680,230
Operating expenses	507,829	72,018	23,572	19,311	622,730	(29,506)	593,224

Operating income (loss)	$68,821	$14,889	$595	$1,685	$85,990	$1,016	$87,006

For the purpose of presenting its operations in geographic areas above, KONAMI attributes revenues from external customers to individual countries in each area based on where the Company and its subsidiaries sold products or rendered services, and attributes assets based on where assets are located.

- Notes: (Unaudited)

The consolidated financial statements presented herein were prepared in accordance with U.S. generally accepted accounting principles (U.S. GAAP).